UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ONEOK, INC.
(Exact Name of the Registrant as Specified in it’s Charter)

Oklahoma	1039684	73-1520922
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

100 W. Fifth Street, Tulsa, Oklahoma 74103
(Address of principal executive offices and zip code)

Walter S. Hulse, III (918) 588-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

( ) Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

( X ) Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 2.        RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specific payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3.         EXHIBITS

Item 3.01 Exhibits

Exhibit No.	Exhibit Description

2.01	Resource Extraction Payment Report as required by Item 2.04 of this Form.

99.1	Resource Extraction Payment as required by Item 2.01 of this Form.

SIGNATURE

Pursuant to the requirements of the Exchange Act, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc.

Date:	September 25, 2024	By:	/s/ Walter S. Hulse III
Walter S. Hulse III Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development
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